

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 8, 2013

Via E-mail
Michael Potter
Chief Financial Officer
Canadian Solar, Inc.
545 Speedvale Avenue West
Guelph, Ontario, Canada N1K 1E6

> **Re:** **Canadian Solar, Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2012**
> **Filed April 26, 2013**
> **File No. 001-33107**

Dear Mr. Potter:

We have reviewed your response letter dated August 7, 2013 and related filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2012

Item 18. Financial Statements, page F-1

Note 2. Summary of Principal Accounting Policies, page F-10

(x) Warranty Cost, page F-20

1. We refer to your response to prior comment 1. Please respond to the following comments regarding your accounting for the insurance receivable covering your warranty claims:

- Please further explain the terms and provisions of the related insurance policies. In your response, please describe the specific terms of the coverage, the expected term (in years) of the arrangements, the nature of any termination provisions, renewal options, conditions and limitations on coverage. Also, clarify the extent to which the terms of the insurance policies parallel the terms of the underlying warranties.
- Clarify what happens to the insurance coverage if you discontinue paying the annual premiums. Explain whether the annual premium is for new warranties issued during the period or for both new warranties and pre-existing warranties for prior years' sales. Further, explain how it is that customers continue to have access to the insurance if you fail to perform.
- Tell us whether the terms of the insurance policies require any specific reliability or product quality standards or testing and describe how you assure that products sold with insurance coverage have complied with the requirements of the insurance.
- Please describe how you determine the amount of the insurance receivable. Tell us the judgments and assumptions you consider in estimating the receivable.
- Describe the relationship between the provision for the warranty accrual and the accounting for the insurance asset for both the issuance of new warranties arising from current period sales and changes in estimates for existing warranties.
- Please further clarify why the amount receivable under the insurance policies is considered "probable" under FASB ASC 410-30. For example, tell us specifically how you assessed the terms of the insurance policies, the history of claims and related insurance coverage. Please specifically address how you considered your short history of warranty and insurance claims in reaching your conclusion. Also, if the policies require annual renewal for existing warranties, tell us how that matter was considered in concluding that it is appropriate to record an asset that may be realized over a period that may extend 25 years.
- Describe to us the specific factors related to the credit worthiness of the insurance entities you evaluated in concluding that the insurance entities are capable of performing over the lives of the warranties.

2. As a related matter, in future filings please include all relevant disclosures required by SAB Topic 5Y related to the insurance recovery asset and related warranty liability. In addition, please also include detailed disclosure regarding the application of FASB ASC 410-30 and all significant judgments and assumptions inherent in the application of your accounting policy, including the substance of the matters addressed above in comment 1. Please include the enhanced disclosures within critical accounting policies and the footnotes to your financial statements, as appropriate.

You may contact Kristin Lochhead at (202) 551-3664 or Gary Todd at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3676 with any other questions.

Sincerely,

/s/Gary Todd for

Brian Cascio
Accounting Branch Chief